Exhibit 1.02

Global Power Equipment Group Inc.

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report (“Report”) of Global Power Equipment Group Inc. (“Global Power,” “we,” “us,” “our,” or the “Company”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  Several terms in this report are defined in the Rule and our Specialized Disclosure Report on Form SD. The reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions.  This report has not been subject to an independent private sector audit, as permitted by Instruction 2 to Item 1.01 of Form SD.

1. Due Diligence

Pursuant to the Rule, we undertook due diligence measures on the source and chain of custody of the necessary conflict minerals in our products that we had reason to believe may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively defined as the “Covered Countries”) and may not have come from recycled or scrap sources, to determine whether such products were “DRC conflict free.”

Although some of our products contain conflict minerals, we do not purchase ore or unrefined conflict minerals from mines and we are many steps removed in the supply chain from the mining of the conflict minerals.  We purchase materials used in our products from a large network of suppliers; some of those materials contribute necessary conflict minerals to our products.  The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives.  We rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

Our conflict minerals program follows the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, “OECD Guidance”) as it relates to downstream manufacturers.  Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Guidance:

1.                                      Establish strong company management systems: We have established a management system led by Procurement and assisted by subject matter experts from relevant functions such as Quality, Finance, Legal and Manufacturing.  The Company has also adopted a Conflict Minerals Policy which is posted on our website at: www.ir.globalpower.com under “Corporate Governance.”

2.                                      Identify and assess risks in our supply chain: We identify the products that may contain conflict minerals and the suppliers of those conflict minerals.  We then conduct a supply chain survey using our Conflicts Minerals Disclosure Form, which requests that suppliers identify smelters and refiners and the country of origin of the material they supply to us.  The Company follows up with any supplier who does not respond or provide the requested information.  We compare any smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the Conflict Free Smelter Program (“CFSP”) or other independent third party audit program, which designations provide country of origin and due diligence information on the conflict minerals sourced by such facilities.

3.                                      Design and implement a strategy to respond to identified risks: Our risk management plan includes due diligence reviews of suppliers that may be sourcing or processing conflict minerals from the Covered Countries, which may not be from recycled or scrap sources.  Our suppliers are expected to provide conflict minerals sourcing information to us per our Conflict Minerals Policy and while we believe in establishing and maintaining long-term relationships with suppliers whenever possible, if we determine that any supplier is, or a reasonable risk exists that it may be, violating the Conflict Minerals Policy, then we will request that the supplier devise and undertake suitable corrective action to move to a conflict free source.

4.                                      Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing: We encourage our direct suppliers to purchase from EICC’s Conflict-Free Smelter (CFS) Compliant Smelters.

5.                                      Report on supply chain due diligence: We have publicly communicated our Conflict Minerals Policy, and made this report available, on our website at: www.ir.globalpower.com under “Corporate Governance.”

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute,

assurance regarding the source and chain of custody of the necessary conflict minerals.  Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.  We also rely, to a large extent, on information collected and provided by independent third party audit programs.  Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis.  Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year.  The supply chain of commodities such as conflict minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use.  Since we do not have direct contractual relationships with smelters and refiners, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.  We directly seek sourcing data on a periodic basis from our direct suppliers.  We ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

2. Product Description

As a result of the supply chain surveys that we conducted, approximately 76% of our direct suppliers that contribute necessary conflict minerals to our products have provided a response to the supply chain survey.

On the basis of the due diligence measures described in this report, we have concluded in good faith that during this reporting period, the necessary conflict minerals contained in the Products are DRC conflict undeterminable as defined by the Rule and paragraph (d)(5) of Form SD.  We are making this determination because we do not have sufficient information from our suppliers regarding the smelters and refiners that processed the necessary conflict minerals in the Products to conclude whether such conflict minerals originated in the Covered Countries and, if so, whether the conflict minerals were from recycled or scrap sources or were or were not from other conflict free sources.

During the reporting period for the calendar year ending December 31, 2014, we are continuing to engage in the activities that comprise our Conflict Minerals Program described above to mitigate the risk that our conflict minerals benefit or finance armed groups in the Covered Countries.  In addition, we will continue to work with suppliers to obtain complete and accurate sourcing information, including by incorporating requirements related to conflict minerals into our procurement documents and continuing to implement a supply chain system of controls and transparency through the use of due diligence tools created by the Conflict-Free Sourcing Initiative.